Exhibit 2
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
On May 4, 2015, the Casey Reporting Persons submitted a letter (the "May 4 Letter") to the Issuer's Board responding to certain statements made in a press release issued by the Issuer on April 30, 2015. The foregoing summary of the May 4 Letter is qualified in its entirety by reference to the full text of the May 4 Letter, a copy of which is attached hereto as Exhibit 99.13 and is incorporated by reference herein.

Also on May 4, 2015, KC Gamma Opportunity Fund entered into an Indemnity and Nominee Letter with each of Mr. Keddie, Mr. Kravetz and Mr. Climaco substantially in the form attached hereto as Exhibit 99.14 and incorporated by reference herein.